April 4, 2013

VIA EDGAR

Laura Hatch

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pre-Effective Amendment No. 1 to the Registration Statement for
The GAMCO Global Gold, Natural Resources & Income Trust by Gabelli
(the “Company”) (333-186097 and 811-21698)

Dear Ms. Hatch:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests acceleration of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on April 4, 2013 so that it may become effective by 4:00 p.m. (New York time) on April 10, 2013 or as soon thereafter as practicable.

The Company hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (4) it may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby requests that you notify Richard Prins (212-735-2790) or Steven Grigoriou (416-777-4727) of Skadden, Arps, Slate, Meagher & Flom LLP by telephone once the Post-Effective Amendment No. 2 to the Registration Statement has been declared effective.

Very truly yours,

The GAMCO Global Gold, Natural Resources & Income Trust by Gabelli

/s/ Agnes Mullady

Name: Agnes Mullady

Title: Treasurer and Secretary